SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

December 11, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed November 21, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 8 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated December 8, 2023 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 7 to Registration Statement on Form S-1 filed November 21, 2023

General

1. Please ensure that the disclosure throughout your filing is consistent. For example, we note the disclosure on the cover page about “ordinary shares” and the disclosure on the cover page and on page 7 that “this offering is contingent upon receipt of approval from the CSRC now” is not consistent with the disclosure elsewhere in your filing, including that you are not required to obtain CSRC approval prior to this offering.

We have removed all inconsistencies throughout.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang